UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            POLAROID HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    73109X104
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                                 (CUSIP Number)

                                PRIMARY PDC, INC.
                                1265 Main Street
                                Waltham, MA 02451
                           Attention: Mark S. Stickel
                                 (781) 386-6505
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With Copies to:
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                               New York, NY 10022
                         Attention: Fred S. Hodara, Esq.
                                 (212) 872-1000

                                  March 4, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules  filed in paper format shall include a signed original and five
(5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 73109X104                                           Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Primary PDC, Inc.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Source of Funds

                  Not Applicable

5 Check Box if Disclosure of legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                      7        Sole Voting Power
 Number of                            0
  Shares
Beneficially          8        Shared Voting Power
  Owned By                            683,689
   Each
 Reporting            9        Sole Dispositive Power
  Person                              0
   With
                      10       Shared Dispositive Power
                                      683,689

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                          683,689

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                          [  ]

13       Percent of Class Represented By Amount in Row (11)

                          2.0%

14       Type of Reporting Person (See Instructions)

                          CO-Corporation

                                  SCHEDULE 13G

CUSIP No.: 73109X104                                           Page 3 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Wind Down Associates LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Source of Funds

                  Not Applicable

5 Check Box if Disclosure of legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                      7        Sole Voting Power
 Number of                            0
  Shares
Beneficially          8        Shared Voting Power
  Owned By                            683,689*
   Each
 Reporting            9        Sole Dispositive Power
  Person                              0
   With
                      10       Shared Dispositive Power
                                      683,689*

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                          683,689*

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                          [  ]

13       Percent of Class Represented By Amount in Row (11)

                          2.0%

14       Type of Reporting Person (See Instructions)

                          OO-Limited Liability Company



* Includes 683,689 shares beneficially owned by Primary PDC, Inc. Wind Down Associates LLC disclsims beneficial ownership of such shares.

                                                               Page 4 of 5 Pages


     This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Polaroid Holding Company, a Delaware corporation (the "Company"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated May 6, 2004 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of a recent distribution of shares of Common Stock, each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding Common Stock of the Company.

Item 2.    IDENTITY AND BACKGROUND

     (a)-(c), (f) This Schedule 13D is being filed by (1) Primary PDC, Inc., a Delaware corporation ("Primary PDC"); and (2) Wind Down Associates LLC, a Delaware limited liability company ("Wind Down Associates" and, together with Primary PDC, the "Reporting Persons").

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) As of the date hereof, Primary PDC may be deemed to be the beneficial owner of 683,689 shares of Common Stock (approximately 2.0% of all shares of Common Stock outstanding, based on the Company having 34,956,069 shares of Common Stock outstanding as of March 7, 2005 as disclosed in the Company's last annual report on Form 10-K). In its capacity as the sole shareholder of Primary PDC, Wind Down Associates may be deemed to share the voting and dispositive power of the shares of Common Stock owned by Primary PDC.

     Wind Down Associates disclaims beneficial ownership of the Common Stock held by Primary PDC.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Wind Down Associates is the beneficial owner of the Common Stock referred to in this Item for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

     On March 4, 2005, Primary PDC distributed 1,207,334 shares of Common Stock to holders of allowed general unsecured claims against Primary PDC. With the exception of this distribution, none of the Reporting Persons have, and to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons has, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof to the date of this filing.

     (d) Not Applicable.

     (e) As of March 4, 2005, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company.

                                                               Page 5 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 24, 2005                     PRIMARY PDC, INC.

                                          By:    /s/ Mark S. Stickel
                                                 -------------------------------
                                          Name:  Mark S. Stickel
                                          Title: President

Dated: March 24, 2005                     WIND DOWN ASSOCIATES LLC

                                          By:    /s/ Mark S. Stickel
                                                 -------------------------------
                                          Name:  Mark S. Stickel
                                          Title: Authorized Signatory